ENERPLUS CORPORATION
The Dome Tower, Suite 3000
333 – 7th Avenue SW
Calgary, Alberta T2P 2Z1

T. 403-298-2200 F. 403-298-2211
www.enerplus.com

NEWS RELEASE

June 15, 2016

Enerplus to Hold Investor Day on Tuesday, June 21, 2016

CALGARY, Alberta – Enerplus Corporation ("Enerplus" or the "Company") (TSX: ERF) (NYSE: ERF) is hosting an investor day in Calgary on Tuesday, June 21, 2016. Members of Enerplus' executive team will provide an update on the Company's strategy and operations.

The presentation will begin at 8:30 AM Mountain Time (10:30 AM Eastern Time). A live audio webcast of the presentation will be available at http://event.on24.com/r.htm?e=1205073&s=1&k=0B705674CF28635A1034BBB8A3F5ED68 or at http://investors.enerplus.com/webcasts-and-podcasts.

About Enerplus
Enerplus Corporation is a responsible developer of high quality crude oil and natural gas assets in Canada and the United States, focused on providing both growth and income to its shareholders.

For further information, please contact Investor Relations at 1-800-319-6462 or investorrelations@enerplus.com.

Ian C. Dundas
President & Chief Executive Officer
Enerplus Corporation